Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces Commitment to Invest in Alibaba Group

SHANGHAI, PRC— September 22, 2011 — Giant Interactive Group Inc. (NYSE: GA) (“Giant”), a leading Chinese online game developer and operator, today announced that it has committed to invest US$50 million in the Alibaba Group, one of China’s premier technology companies and the leader in the Chinese e-commerce industry, by means of an investment in the Yunfeng e-Commerce Funds.

Giant has committed to invest US$50 million in the Yunfeng e-Commerce Funds, established by Yunfeng Capital, a China-based private equity firm organized by successful Chinese entrepreneurs and industry leaders, for the purpose of purchasing shares of the Alibaba Group as part of the employee liquidity program for Alibaba Group’s employees. The purchase of Alibaba Group shares by the Yunfeng e-Commerce Funds is expected to close before the end of December 2011.

About Giant

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, ZT Online 2, Giant Online, XT Online, and The Golden Land.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and include statements regarding the expected purchase of Alibaba Group shares by the Yunfeng e-Commerce Funds. These forward-looking statements are not historical facts but instead represent only our belief regarding future events and actual results may differ materially. In addition, there are certain risks in connection with Giant’s investment in Yunfeng e-Commerce Funds. Among others, the Yunfeng e-Commerce Funds may not complete the Alibaba Group share purchase on a timely basis or at all; Giant may not achieve the expected return or benefit from its investment; and Giant’s investment in Yunfeng e-Commerce Funds is an indirect investment in Alibaba Group shares without voting or other direct ownership rights, which will be illiquid and subject to other restrictions.

FOR IMMEDIATE RELEASE

Contacts:
Investor Contact (China): Rich Chiang, IR Manager Giant Interactive Group, Inc. +86 21 3397 9959 ir@ztgame.com	Investor Relations (US): Kelly Gawlik, Director Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact (US): Marc Raybin Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

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